Mark C. Jaksich
Executive Vice President and Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

June 17, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn.:           John Cash and Lisa Etheridge

Re:	Valmont Industries, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2014
Filed February 25, 2015
Form 10-Q for the Period Ended March 28, 2015
Filed April 30, 2015
File # 1-31429

We have received the Staff’s comment letter dated June 8, 2015 with respect to the above filings of  Valmont Industries, Inc. The comment letter requests that Valmont provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide a response. Valmont is in the process of preparing its responses to the comment letter, and expects to complete and provide its written responses to the Staff by June 26, 2015.

If you have any questions or require any additional information with respect to this letter, please do not hesitate to contact the undersigned at (402) 963-1040.

Sincerely,

/s/ Mark C. Jaksich

Mark C. Jaksich